Filing ID: 230601-1611072

Filing Date: 06/01/2023

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

TGK Entertainment, Inc.

2. Date of Incorporation is: 04/05/2022

3. Agent's Name and Address:

Palmetto Corporate Services LLC
(Name)

940 Johnnie Dodds Blvd., Suite 201
(Street Address)

Mount Pleasant, South Carolina 29464
(City, State, Zip Code)

4. On 06/01/2023, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

Additional Amendment: Article 5(C) of the Corporation's Articles of Conversion shall be amended to state as follows: See Attached

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

TGK Entertainment, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. ☐ Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares* For	-OR- Against

***Note:** Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. ☒ The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ____________________.

Date: 06/01/2023

Name of Corporation:

TGK Entertainment, Inc.

Signed as Filer: Callie McLaughlin
Signature

Adetokumboh M'Cormack
Type or Print Name

CEO
Office

**Exhibit A
To
Articles of Amendment of
TGK Entertainment, Inc.
June 1, 2023**

The Corporation hereby amends and restates the following Sections of Article 5(C) of its Articles of Incorporation. All other Articles and Sections not amended and restated hereby shall remain in effect.

Section 1.1 of Article 5(C) shall be amended and restated to state the following:

" 1.1 Payments to Holders of Preferred Stock. In the event of any dividend distributions, whether pursuant to a Deemed Liquidation Event (as defined below) or otherwise, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall each be entitled to be paid, on a cumulative basis, an amount equal to one hundred twenty percent (120%) of the Original Issue Price for each share of Preferred Stock held (the "***Preferred Distribution Threshold***"). Once the Preferred Distribution Threshold has been satisfied, any further dividend payments shall be distributed to all Stockholders *pro rata* on a *pari passu* basis, regardless of the class of stock they hold. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full Preferred Distribution Threshold amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. *For the purpose of clarity*, holders of Preferred Stock shall participate in a Deemed Liquidation Event either, in the holder's election, as holders of Preferred Stock or, if their Preferred Stock is converted to Common Stock prior to a Deemed Liquidation Event, as holders of Common Stock. "***Original Issue Price***" shall mean the price per share paid by the holder of Preferred Stock."

Section 4 of Article 5(C) shall be amended and restated to state the following:

" **4.** *Dividends*. In accordance with Section 1.1, all dividend amounts declared shall first be paid only to holders of Preferred Stock until the Preferred Distribution Threshold is satisfied. Then, upon satisfaction of the Preferred Distribution Threshold, all further dividend amounts declared shall be distributed *pro rata* to the Common Stock and the Preferred Stock on a *pari passu* basis according to the total number of outstanding shares of capital stock in the Corporation held by each such holder."

[End of Text]

Business Name: TGK Entertainment Inc.

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Adetokumboh M'Cormack	6/1/2023
Name	Date
[signature]	CEO
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position

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